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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WILLDAN GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96924N100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96924N100	SCHEDULE 13G	Page 2 of 6

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Linda L. Heil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.034% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  Held of record by Linda L. Heil, Trustee of the Dan W. Heil Family Trust dated June 15, 2001.

(2)  Based on 7,401,784 shares of common stock of Issuer issued and outstanding as of March 24, 2014, as reported by Issuer in its most recent Form 10-K dated March 25, 2014.

CUSIP No. 96924N100	SCHEDULE 13G	Page 3 of 6

Item 1.

(a)	Name of Issuer Willdan Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2401 East Katella Avenue, Suite 300, Anaheim, CA 92806

Item 2.

(a)	Name of Person Filing Linda L. Heil

(b)	Address of the Principal Business Office or, if none, Residence 2401 East Katella Avenue, Suite 300, Anaheim, CA 92806

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 96924N100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 96924N100	SCHEDULE 13G	Page 4 of 6

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 25,000

(b)	Percent of class: 0.034%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 25,000

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 25,000

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 96924N100	SCHEDULE 13G	Page 5 of 6

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 96924N100	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/24/2014 Date

/s/ Linda L. Heil Signature

Linda L. Heil Name/Title